Exhibit 99.120

StarPoint Energy Trust announces completion of subscription receipt and debenture financing

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Toronto Stock Exchange Symbol “SPN.UN”

CALGARY, May 26 /CNW/ - StarPoint Energy Trust (“StarPoint”) is pleased to announce today that it has completed its previously announced subscription receipt unit financing of 17,800,000 subscription receipts, including a full exercise of the underwriters option, each entitling the holder thereof to receive one trust unit of StarPoint at an issue price of $18.00 per subscription receipt, resulting in gross proceeds of $320,400,000. Also completed today was the issue of $60,000,000 principal amount 6.50% in convertible extendible unsecured subordinated debentures. The underwriting syndicate was led by BMO Nesbitt Burns Inc., and included Scotia Capital Inc., FirstEnergy Capital Corp., CIBC World Markets Inc., TD Securities Inc., Orion Securities Inc., National Bank Financial Inc., GMP Securities Ltd., RBC Dominion Securities Inc., Tristone Capital Inc., Canaccord Capital Corporation, First Associates Investments Inc., and Haywood Securities Inc.

Information provided herein contains forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by StarPoint at the time of preparation, may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by StarPoint that actual results achieved will be the same in whole or in part as those indicated in the forward-looking statements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and many not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

/For further information: StarPoint Energy Trust: Paul Colborne, President and C.E.O., Telephone: (403) 268-7800, Fax: (403) 263-3388; Brett Herman, Vice President, Finance and C.F.O., Telephone: (403) 268-7800, Fax: (403) 263-3388/